

April 18, 2012

Via E-mail
Shelly Reynolds
Vice President and Worldwide Controller
Amazon.com, Inc.
410 Terry Avenue North
Seattle, Washington 98109-5210

      Re: **Amazon.com, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2011
                Filed February 1, 2012
                Response dated April 9, 2012
                File No. 0-22513

Dear Ms. Reynolds:

We have reviewed your response dated April 9, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 5
We Could Be Harmed by Data Loss or Other Security Breaches, page 10

1. We note your response to comment one in our letter dated March 12, 2012. In order to place the risks described in this risk factor in appropriate context, in future filings please expand this risk factor to disclose that you have experienced cyber attacks and breaches.

2. We note your response to comment two in our letter dated March 12, 2012. In future filings please expand your risk factor disclosure to describe how the third-party technology and systems you describe in your response fit into your business operations and confirm that the risks presented by your reliance on the third-party technology and systems are not distinct from the risks described in the first sentence of your risk factor or revise your risk factor to disclose any distinct risks.

Item 8. Financial Statements and Supplementary Data, page 34

Consolidated Statements of Operations, page 37

3. We reviewed your response to comment six in our letter dated March 12, 2012. Please tell us how outbound shipping charges related to commissions and service fees earned from seller services are classified. Please also tell us your consideration of presenting these shipping charges as a separate cost of services line item. Refer to Rule 5-03(b)2 of Regulation S-X.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Catherine Brown, Staff Attorney, at (202) 551-3513 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Michelle Wilson
        General Counsel